SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D.C.

                                     FORM U-6B-2

                             Certificate of Notification


                    Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

          Certificate is  filed by        METROPOLITAN EDISON  COMPANY (the
          "Company")

                    This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, paragraph 36,621].

          Type of the security or securities ("draft," "promissory note"). First Mortgage Bonds, 5.95% Series A due May 1, 2027 (the "Bonds")

          Issue,  renewal or  guaranty (indicate  nature of  transaction by
          _____).   Issue

          Principal amount of each security.     $13,690,000

          Rate of interest per annum of each  security.    5.95%


          Date of issue, renewal or guaranty of each security. May 22, 1997


          If renewal of security, give date  of original issue.


          Date of maturity of each security.  (In the case of demand notes,
          indicate "on demand.")    May 1, 2027


          Name of the person to whom each security was issued, renewed or guaranteed. $13,690,000 aggregate principal amount of the Bonds were delivered to United States Trust Company of New York, as trustee, to evidence the Company's obligation to repay a loan from the Indiana County Industrial Development Authority (the
              "Authority") which loan was made from the proceeds of the sale of a like principal amount of the Authority's 5.95% Pollution Control Revenue Bonds, 1997 Series A (Metropolitan Edison Company Project).





          Collateral given with each security, if any. The Bonds were issued pursuant to the Indenture, dated November 1, 1944, as amended and supplemented, between the Company and United States Trust Company of New York, and are thus secured by a direct first lien on substantially all of the Company's properties.

          Consideration received for each security.   $13,690,000

          Application of proceeds of each security. (Item 11 added by amendment in Release No. 7346, issued April 10, 1947 and effective May 1, 1947.) To provide moneys to pay at maturity a like principal amount of the Authority's Promissory Revenue Notes (Metropolitan Edison Company Project).

          Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the  provisions contained in the first sentence of Section 6(b),

               the provisions  contained in the fourth  sentence of Section
               6(b),

          the provisions contained in any rule of the Commission other than
          Rule U-48    X

                    (If reporting for more than one security insert the identifying symbol after applicable statement.)

          If  the security or securities were exempt from the provisions of
          Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value(**) of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a)
          of the Act granted by the first sentence of Section 6(b).   N.A.

          If the security or  securities are exempt from the  provisions of
          Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have
          been issued.     N.A.



          ____________________

          ** If a security had no principal amount or par value use the fair market value as of date of issues of such security, and indicate how determined.






          If the security or  securities are exempt from the  provisions of
          Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. Section 250.48, paragraph 36,621] designate the rule under which exemption is claimed. Rule 52


                                        METROPOLITAN EDISON COMPANY





          Date: May 30, 1997            By:  \s\ T.G. Howson

                                             T.G. Howson
                                             Vice President & Treasurer